[redacted]

10026497

Section

MAR 01 2010

Washington, DC
110

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradeLink L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 S. Wacker Drive, Suite 1900
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler (312) 264-2124
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

OFFICIAL SEAL
BETH ROGERS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-16-2012

Beth Rogers

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Managing Member
TradeLink L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of TradeLink L.L.C (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink L.L.C. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the CEAct. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

TradeLink L.L.C.

Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 399,436
Receivable from broker-dealers and clearing organizations	204,637,703
Securities owned ($36,579,443 pledged to clearing broker)	487,097,827
Exchange memberships, at cost (fair value $7,996,787)	2,207,484
Other assets	2,778,677
Total assets	$ 697,121,127
Liabilities and Members' Equity	
Liabilities	
Payable to noncustomers	$ 51,964,199
Securities sold, not yet purchased	574,776,925
Accounts payable and accrued expenses	13,088,567
Total	639,829,691
Liabilities subordinated to claims of general creditors	10,000,000
Members' equity	47,291,436
Total liabilities and members' equity	$ 697,121,127

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLnk L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), a Futures Commission Merchant (FCM) registered with the Commodity Futures Trading Commission (CFTC) and is an approved member of the National Futures Association (NFA). The Company operates as a market maker and proprietary trader on various securities, options and commodities exchanges around the world, and provides execution and clearing services to various proprietary and "Non-Customer" accounts as defined by the Commodities Exchange Act.

The Company will terminate on December 15, 2023, in accordance with its operating agreement and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the Act), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification was made effective by the FASB for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: Cash equivalents are highly liquid investments, with original maturities of less than three months at date of acquisition that are not held for sale in the ordinary course of business.

Investment in funds: The Company's ownership portion of these investments is recorded at fair value (see Note 3). Gains and losses from such investments are reflected in revenue.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments, and commission income and related expenses, are recorded on trade date. Securities and derivative financial instruments are recorded at fair value, with the change in unrealized gains and losses from the preceding period reflected in the statement of operations. Brokerage commissions and other trading fees are reflected separately in the statement of operations. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Memberships in exchanges: Memberships in exchanges that are required to be held by the Company for membership privileges at certain exchanges are carried at cost, or if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes no such impairment in value occurred in 2009. Memberships in exchanges, in the form of shares, not held for operating purposes are carried at fair value and are included in securities owned. Fair value is based on the average of the bid, ask and last sale prices for the memberships. If there has been a sale within 30 days of the measurement, management uses the average of the bid, offer, and last sale prices. If there has not been a sale within 30 days of the measurement date, management uses the average of the bid and offer prices.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Securities purchased under agreements to resell: The Company may enter into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (resale agreements). These transactions are carried at their contracted resale amounts as specified in the agreements and such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value generally equal to or in excess of the principal amount loaned under the resale agreements. At December 31, 2009, the Company was not a party to any resale agreements.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

During the year ended December 31, 2009, the Company adopted additional guidance issued by the FASB for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that adoption of this guidance did not have a material impact on the Company's financial statements and there are no material uncertain tax positions. The Company is not subject to examination by U.S. federal and state authorities for tax years before 2006.

Foreign exchange transactions: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in trading gains and losses.

Recent accounting pronouncements: In May 2009, the FASB issued guidance that establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for annual periods ending after June 15, 2009. The Company has adopted this standard as of December 31, 2009.

Note 2. Receivable from Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations at December 31, 2009 consist of:

Deposits with clearing organization	
Margin	
Money market funds	$ 1,019,049
Cash	157,209,982
	158,229,031
Guarantee	
Cash	751,000
Total	158,980,031
Receivable from clearing organizations	305,792
Receivable from clearing broker-dealers	
Money market fund	24,104
Cash	47,987,859
Open trade equity on futures contracts, net	(2,660,083)
	45,351,880
	$ 204,637,703

Deposits with clearing organizations include amounts that the Company has pledged as collateral that the clearing organization cannot, or as a matter of practice does not, sell or repledge. Cash, securities and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and securities sold, not yet purchased, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities {Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Note 3. Fair Value of Financial Instruments (Continued)

Level 2. Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies.

Level 3. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Money market funds, futures contracts, equity options, equity securities, options on futures, and carbon financial instruments that trade in active markets are valued using quoted market prices, broker or dealer quotations or exchange settlement prices and are classified within Level 1 of the fair value hierarchy.

The Company redeemed its investments in funds during the year ended December 31, 2009. Fair value is determined by management in accordance with the valuation policies of the funds and as reported at the time of the Company's valuation. Generally, the fair value of the Company's investment is the amount that the Company could reasonably expect to receive from the funds if the Company's investment was redeemed at the time of valuation, based on information reasonably available and that the Company believes to be reliable. This financial instrument is classified in Level 3 of the fair value hierarchy.

Warrants obtained by the Company in its market making activities are valued by management using a Black-Scholes model using inputs and assumptions by management to arrive at fair value. Investments in membership exchange shares are valued by management based on the most recent bid, offer and last sale prices. These membership exchange shares are not listed or traded on any market and contain limitations as to sale and transfer. Investments in super reduction carbon financial instruments acquired by auction have little or no market activity and are valued using the settlement price of an exchange traded instrument to which the aforementioned are compliant. These financial instruments are classified in Level 3 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value as of December 31, 2009, by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets				
Receivable from broker-dealers and clearing organizations				
Money market funds	$ 1,043,153	$ -	$ -	$ 1,043,153
Open trade equity on futures contracts	(2,660,083)	-	-	(2,660,083)
	(1,616,930)	-	-	(1,616,930)
Securities owned				
Equity options	26,903,656	-	-	26,903,656
Options on futures	454,638,823	-	-	454,638,823
Equity securities	5,281,790	-	-	5,281,790
Warrants	-	-	213,678	213,678
Exchange shares	-	-	34,500	34,500
Carbon financial instruments	12,030	-	13,350	25,380
Total securities owned	486,836,299	-	261,528	487,097,827
Total assets at fair value	$ 485,219,369	$ -	$ 261,528	$ 485,480,897
Liabilities				
Securities sold, not yet purchased				
Equity option	$ 29,275,836	$ -	$ -	$ 29,275,836
Options on futures	531,721,879			531,721,879
Equity securities	13,779,210	-	-	13,779,210
Total liabilities at fair value	$ 574,776,925	$ -	$ -	$ 574,776,925

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and, except for exchange memberships, are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company adopted the provisions of this guidance effective January 1, 2009.

The Company's derivative activities are comprised of trading futures, options on futures, options on equity securities, OTC currency forwards and warrants on securities, on domestic and foreign exchanges. These derivative contracts are recorded on the statement of financial condition as assets measured at fair value and the related realized and unrealized gains (losses) associated with these derivatives are recorded in the statement of operations. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2009, the Company's derivative activities had the following impact on the statement of financial condition:

Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilitie at FairValue	Net	Contracts
Futures and options on futures	Receivable from broker-dealers and clearing organization/securities owned and securities sold, not yet purchased				
Currencies		$ 204,936	$ (103,238)	$ 101,698	99
Energies		10,543,286	(12,232,013)	(1,688,727)	608
Grains		2,544,537	(4,732,713)	(2,188,176)	813
Interest rates		471,035,946	(535,632,332)	(64,596,386)	(2,826)
Livestock		-	(9,400)	(9,400)	37
Metals		4,067,789	(3,810,493)	257,296	(841)
Softs		64,363	(3,110)	61,253	(35)
Stock indices		3,221,594	(2,581,990)	639,604	582
		491,682,451	(559,105,289)	(67,422,838)	(1,563)
Options on equities	Securities owned and Securities sold, not sold, not yet purchased	26,903,656	(29,275,836)	(2,372,180)	15,493
Warrant	Securities owned	213,678	-	213,678	20,832
Total asset and liabilities derivatives		$ 518,799,785	$ (588,381,125)	$ (69,581,340)	34,762

Note 5. Liabilities Subordinated to Claims of General Creditors

The Company had a revolving subordinated loan agreement with a bank, whose facility under the agreement expired March 16, 2009. The date of the last advance under the facility was March 13, 2009. The facility provided for borrowings of up to $20,000,000 that mature one year from the date of the advance and bear interest at the effective Fed Funds rate plus 4 percent. The agreement, among other things, requires the Company to maintain minimum amounts of members' equity and adjusted net capital, as defined. At December 31, 2009, the Company has $10,000,000 of borrowings under this revolving loan agreement. The subordinated borrowings are available in computing adjusted net capital under the minimum capital requirements. To the extent that such borrowings are required for the Company's continued compliance with minimum capital requirements, they may not be repaid (see Note 12). At December 31, 2009, the fair value of the subordinated borrowing approximates its carrying value.

Note 6. Related-Party Transactions

The Company provides execution and clearing services, and cash treasury services to various proprietary and "noncustomer" accounts as defined by the Commodities Exchange Act, which includes persons, funds and commodity pools that are related by common ownership, or in which the Company has an investment. "Payable to noncustomers" on the statement of financial condition represents amounts payable to these related parties. Accounts carried by the Company for these parties are considered to be proprietary accounts under the rules of the Commodity Futures Trading Commission and are not included in the Company's segregation or reserve requirement computations.

The following table represents the effect of related-party transactions on the financial statements as of December 31, 2009:

Nature of Transaction	Financial Statement Description	Amount
Ledger balance in noncustomer trading acounts, accrued interest, and income and expense	Payable to noncustomers	$ 51,964,199
	Other assets	547,583
	Accounts payable	(285,894)

Certain exchange memberships owned by officers of the Company or by an affiliated entity are registered for and assigned to the Company.

Pursuant to a facilities management agreement, the Company is reimbursed by an entity affiliated by common ownership for the use of certain trading systems, occupancy, compensation and accounting expenses incurred and paid on behalf of the entity.

Commission income amounts include the applicable exchange, clearing, and NFA fees which are passed through to the respective parties by the Company.

The Company pays management and performance fees to an affiliate related by common ownership for trading advisory services.

Note 7. Commitments and Contingencies

The Company leases office space under a noncancelable agreement that expires December 11, 2011. Additionally, TradeLink Holdings LLC, majority owner of the Company, also leases office space under a noncancelable office space lease agreement that expires in 2018. It is expected that a substantial portion of this lease expense will be allocated to the Company. At December 31, 2009, the minimum annual rental commitments under these leases are as follows:

	Company	Parent
2010	$ 165,145	$ 786,790
2011	98,016	806,455
2012	-	826,597
2013	-	847,215
2014	-	868,466
Thereafter	-	3,211,232
	$ 263,161	$ 7,346,755

The Company has entered into deferred compensation arrangements with certain proprietary traders under which the traders will receive a portion of their compensation in January 2011 provided, among other terms, they remain a registered trader of the Company until that time. The maximum amount that would be recognized and due to these proprietary traders from 2009 activities is $1,919,810. A liability for compensation related to 2008 activities was recorded as of December 31, 2009 when the amounts due to the traders were determinable. This amount is included in trader participation in the statement of operations.

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position as represented in the accompanying statement of financial condition.

Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligation of another member who may default on its obligations to the exchanges. White the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

TradeLink Holdings LLC has guaranteed to certain clearing brokers the activities of the Company.

The Company also has a $12,000,000 collateralized borrowing facility, used to finance the delivery or holding of cash commodities in the course of the Company's proprietary basis trading activities.

Note 8. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan covering all eligible employees, as defined by the plan. Under the terms of the plan, employer contributions are discretionary, and none were made for 2009.

Note 9. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 10. Financial Instruments

The Company, in connection with its proprietary market making and trading activities, enters into transactions in a variety of securities, commodities, foreign exchange and derivative financial instruments. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. The majority of trades occur in futures, options on futures, equities, and options on equities instruments traded on regulated exchanges in the United States. Trading strategies generally include arbitrage, spreads, hedged or directional. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance sheet market risk whereby changes in the market values of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2009, at the fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2009.

Note 10. Financial Instruments (Continued)

Credit risk and concentration of credit risk: The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges, it is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

Note 11. Members' Equity

The Company's operating agreement provides for two classes of members. The Class A member has the sole power and authority to carry out management responsibilities and control the day to day management of the Company's operations, including but not limited to distributions and admittance of new members. The Class B members participate solely in the management of their designated strategy's trading activities and trading profits and losses. Class B members have the right to withdraw capital, subject to the minimum net capital rules {see Note 12). At December31, 2009, members' equity balances were Class A $44,972,178 and Class B $2,319,258.

Note 12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. The Company is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and the National Futures Association Requirements (Rule 7001), and is required to maintain "net capital" equal to the greater of $500,000, or the sum of 8 percent of customer and 4 percent of noncustomer "risk maintenance margin" requirements on all positions, as these terms are defined. Net capital, aggregate debit items, and risk maintenance margin levels change daily, but at December 31, 2009, under the most stringent of these rules, the Company had net capital and net capital requirements of approximately $28,035,000 and $500,000, respectively. The net capital rules may effectively restrict the withdrawal of members' equity.

The Commodities Futures Trading Commission has adopted amendments to the minimum adjusted net capital requirements for futures commission merchants. Beginning March 31, 2010, among other things, the Company will be required to maintain "adjusted net capital" equivalent to the greater of $1,000,000 or the sum of 8 percent of both customer and noncustomer risk maintenance margin requirements on all positions, as these terms are defined.

Note 13. Subsequent Event

The Company evaluated subsequent events through the date that these financial statements were issued.

Subsequent to year end, Class B members contributed $169,206 of capital and withdrew $45,397 of capital.

TradeLink L.L.C.

Financial Report

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey & Pullen
Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures

February 26, 2010

Mr. Harlan Moeckler
TradeLink L.L.C.
71 S. Wacker Drive, Suite 1900
Chicago, Illinois 60606

Attention: Mr. Moeckler

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by TradeLink L.L.C. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, SIPC, and the Chicago Board Options Exchange, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences, except for no payment of SIPC 4 in the amount of $150 during 2009.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting the following:

Total Revenue per the audited financial statements for the year ended December 31, 2009	$9,760,319
Less: revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009	8,854,873
	905,446
Difference	194,768
Total Revenue per Form SIPC-7T for the period from April 1, 2009 to December 31, 2009	$1,100,214

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

McGladrey & Pullen, LLP is a member firm of RSM International – an affiliation of separate and independent legal entities.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

February 26, 2010
Chicago, Illinois

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042003 CBOE DEC
TRADELINK LLC 8*8
ATTN: TERRY REGAS
71 S WACKER DR STE 1900
CHICAGO IL 60606-4622

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas O'Neill 312-264-2000

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5827)

7-31-2009
Date Paid

C. Less prior overpayment applied (<5677>)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ <5677>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tradelink LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26th day of Feb, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,100,214
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	9,907,008
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	1,258,848
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	11,165,856
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	11,409,248
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 986,728	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	986,728
Total deductions	12,395,976
2d. SIPC Net Operating Revenues	$ <129,906>
2e. General Assessment @ .0025	$ 150.00 (to page 1 but not less than $150 minimum)